77M     Mergers


(a) Name of each such other registered company:

AZOA Fixed Income Fund
AZOA Diversified Assets Fund


(b) On November 15, 2002, pursuant to a plan of reorganization approved by the Acquired Funds' shareholders, the PIMCO Total Return Portfolio (Acquiring Fund) acquired the assets and certain liabilities of the AZOA Fixed Income Fund and AZOA Diversified Assets Fund (Acquired Funds), in an exchange for 1,348,504 shares of the PVIT Total Return Portfolio.